Exhibit 99.1

Kingsoft Cloud Announces Unaudited First Quarter 2021 Financial Results

BEIJING, CHINA, May 18, 2021 – Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial Highlights

•

Total revenues were RMB1,813.5 million (US$[1]276.8 million) in the first quarter of 2021, compared with RMB1,391.0 million in the first quarter of 2020. Having been increasing for five consecutive quarters, revenues from public cloud services were RMB1,391.8 million (US$212.4 million), compared with RMB1,208.5 million in the same period of 2020. Revenues from enterprise cloud services were RMB420.0 million (US$64.1 million), representing an increase of 131.3% from RMB181.6 million in the same period of 2020.

•	Gross profit increased by 64.5% to RMB116.5 million (US$17.8 million) from RMB70.8million in the same period of 2020. Gross margin was 6.4%, increased from 5.1% in the same period of 2020.

•

Non-GAAP gross profit[2], increased by 64.4% to RMB122.0 million (US$18.6 million) from RMB74.2 million in the same period of 2020. Non-GAAP gross margin was 6.7%, increased from 5.3% non-GAAP gross margin in the same period of 2020.

Mr. Yulin Wang, Chief Executive Officer of Kingsoft Cloud, commented, “In this quarter, we generated RMB1.81 billion in total revenues, among which public cloud and enterprise cloud accounted for RMB1.39 billion and RMB420.0 million, respectively. In addition to successfully executing our strategy of serving premium customers, we continued to improve our large-scale, highly stable and high-performance enterprise-level products and solutions that cater to growing demand across verticals including the internet, healthcare, financial services and public services sectors.

In April, we published both our first annual report and our first Environmental, Social and Governance (ESG) Report post our IPO. Even though it is not a mandatory disclosure requirement in the US, we took the initiatives to disclose our ESG progress in less than a year after we went public. This speaks to our commitment to integrate ESG practices into our day-to-day business operations, and to constantly improve the management of our business.”

[1]

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021 as certified for customs purposes by the Federal Reserve Bank of New York.

[2]

Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues. and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Reconciliation of GAAP and Non-GAAP results” set forth at the end of this press release.

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud added that “We are pleased to see that our products and solutions continued to gain tractions among our customers. Our total revenues were RMB1.81 billion this quarter. Among that, revenues from public cloud services were RMB1.39 billion. Due to our high quality services and robust relations with our premium customers, revenues from public cloud services have been increasing for five consecutive quarters. Our enterprise cloud services revenues were RMB420.0 million, representing an increase of 131.3% year-over-year. We achieved record high quarterly adjusted gross profit of RMB122.0 million in first quarter. Our adjusted gross margin for this quarter increased from 4.9% last quarter to 6.7% this quarter. For the second quarter of 2021, we expect our total revenues to be between RMB2.13 billion and RMB2.23 billion, representing an accelerated year-over-year growth of 39% to 45%.”

First quarter 2021 Financial Results

Total Revenues reached RMB1,813.5 million (US$276.8 million), compared with RMB1,391.0 million in the same period of 2020. The increases were primarily due to the growth in both public cloud services and enterprise cloud services for our premium customers.

•

Revenues from public cloud services were RMB1,391.8 million (US$212.4 million), compared with RMB1,208.5 million in the same period of 2020. Revenues from public cloud services have been increasing for five consecutive quarters.

•	Revenues from enterprise cloud services were RMB420.0 million (US$64.1 million), representing an increase of 131.3% from RMB181.6 million in the same period of 2020.

•	Other revenues were RMB1.7 million (US$0.3 million).

Cost of revenues was RMB1,697.0 million (US$259.0 million), representing an increase of 28.5% from RMB1,320.2 million in the same period of 2020, primarily attributable to increase in IDC costs and other costs. IDC costs increased by 21.0% to RMB1,113.2 million (US$169.9 million) from RMB920.2 million in the same period of 2020. The increase in IDC costs was in line with the Company’s expanding business and was partially offset by improved efficiency and utilization of bandwidth. Depreciation and amortization costs was RMB174.8 million (US$26.7 million), compared with RMB204.8 million in the same period of 2020.

Gross profit increased by 64.5% to RMB116.5 million (US$17.8 million), from RMB70.8 million in the same period in 2020. Gross margin was 6.4%, compared with 5.1% in the same period in 2020.

Non-GAAP gross profit increased by 64.4% to RMB122.0 million (US$18.6 million), from RMB74.2 million in the same period in 2020. Non-GAAP gross margin was 6.7%, compared with 5.3% in the same period in 2020. The increase was primarily due to our continued leverage on economies of scale, as well as the increasing margin contribution from enterprise cloud.

Selling and marketing expenses were RMB112.8 million (US$17.2 million), representing an increase of 28.2% from RMB88.0 million in the same period in 2020, mainly due to an increase in share-based compensation expenses and social insurance fees.

General and administrative expenses were RMB91.2 million (US$13.9 million), an increase of 20.0% from RMB76.0 million in the same period in 2020, mainly due to the increase in share-based compensation expenses, as well as the expenses for legal, accounting and other administrative and compliance affairs.

Research and development expenses were RMB264.6 million (US$40.4 million), an increase of 35.2% from RMB195.7 million in the same period in 2020, primarily due to the increase in share-based compensation expenses, salaries and social insurance fees.

Operating loss was RMB352.1 million (US$53.7 million), compared with RMB288.8 million in the same quarter of 2020.

Net loss was RMB382.2 million (US$58.3 million), compared with RMB331.6 million in the same quarter of 2020.

Non-GAAP net loss was RMB218.4 million (US$33.3 million), compared with RMB243.4 million in the same quarter of 2020.

Non-GAAP EBITDA was RMB-48.6 million (US$-7.4 million), compared with RMB-39.4 million in the same quarter of 2020. The decrease of Non-GAAP EBITDA was due to the increase of personnel expenses in terms of social insurance fees. Non-GAAP EBITDA margin was -2.7%, compared to -2.8% in the same quarter of 2020.

Basic and diluted net loss per share was RMB0.11 (US$0.02), compared with RMB0.39 in the same quarter of 2020.

Cash and cash equivalents and short-term investments were RMB5,455.8 million (US$832.7 million) as of March 31, 2021, compared to RMB6,117.7 million as of December 31, 2020.

Outstanding ordinary shares were 3,349,864,308 as of March 31, 2021, equivalent to about 223,324,287 ADSs

Business Outlook

For the second quarter of 2021, the Company expects total revenues to be between RMB2.13 billion and RMB2.23 billion, representing an accelerated year-over-year growth of 39% to 45%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Tuesday, May 18, 2021, at 8:00 A.M. Eastern Time (8:00 P.M. Beijing/Hong Kong Time on the same day) to discuss the financial results.

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/7573216. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your registrant ID, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 a.m. U.S. Eastern Time, May 26, 2021. The dial-in details for the replay are as follows:

International:    +61-2-8199-0299

U.S. Toll Free:    +1-855-452-5696

Mainland China Toll Free:    800-870-0206

Hong Kong Toll Free:    800-963-117

Conference ID:    7573216

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ksyun.com/.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross (loss) profit, Non-GAAP gross margin, Non-GAAP EBITDA and Non-GAAP EBITDA margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross (loss) profit as gross (loss) profit excluding share- based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross (loss) profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange (gain) loss, changes in fair value of financial instruments and other (income) expense, net. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud and enterprise cloud.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	Dec 31, 2020	Mar 31, 2021	Mar 31, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,424,674	2,793,448	426,363
Accounts receivable, net	2,334,871	2,760,187	421,287
Short-term investments	2,693,019	2,662,318	406,349
Prepayments and other assets	887,086	982,607	149,975
Amounts due from related parties	205,068	193,240	29,494

Total current assets	9,544,718	9,391,800	1,433,468

Non-current assets:
Property and equipment, net	1,956,790	1,945,060	296,874
Intangible assets, net	16,573	14,085	2,150
Prepayments and other assets	11,824	17,113	2,612
Equity investments	126,583	132,538	20,229
Goodwill	—	74,577	11,383
Amounts due from related parties	5,758	5,758	879
Operating lease right-of-use assets	266,968	279,142	42,605

Total non-current assets	2,384,496	2,468,273	376,732

Total assets	11,929,214	11,860,073	1,810,200

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	2,057,355	2,302,376	351,411
Accrued expenses and other liabilities	845,374	592,828	90,483
Short-term bank loans	278,488	377,788	57,662
Long-term bank loan, current portion	74,351	74,351	11,348
Income tax payable	20,564	23,820	3,636
Amounts due to related parties	112,998	116,345	17,758
Current operating lease liabilities	76,469	83,469	12,740

Total current liabilities	3,465,599	3,570,977	545,038

Non-current liabilities:
Deferred tax liabilities	29	—	—
Other liabilities	40,578	36,630	5,591
Non-current operating lease liabilities	182,958	200,928	30,668

Total non-current liabilities	223,565	237,558	36,259

Total liabilities	3,689,164	3,808,535	581,297

Shareholders’ equity:
Ordinary shares	22,801	22,868	3,490
Additional paid-in capital	14,149,984	14,277,201	2,179,126
Accumulated deficit	(5,864,356)	(6,252,504)	(954,319)
Accumulated other comprehensive (loss) income	(68,440)	2,333	356

Total Kingsoft Cloud Holdings Limited shareholders’ equity	8,239,989	8,049,898	1,228,653
Noncontrolling interests	61	1,640	250

Total equity	8,240,050	8,051,538	1,228,903

Total liabilities, mezzanine equity and shareholders’ equity	11,929,214	11,860,073	1,810,200

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	March 31, 2020	Dec 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
Revenues:
Public cloud services	1,208,514	1,361,505	1,391,833	212,435
Enterprise cloud services	181,587	535,920	420,032	64,109
Others	862	25,321	1,667	254

Total revenues	1,390,963	1,922,746	1,813,532	276,798

Cost of revenues	(1,320,192)	(1,830,176)	(1,697,029)	(259,017)

Gross profit	70,771	92,570	116,503	17,781
Operating expenses:
Selling and marketing expenses	(87,968)	(114,666)	(112,826)	(17,221)
General and administrative expenses	(75,977)	(42,156)	(91,177)	(13,916)
Research and development expenses	(195,650)	(181,062)	(264,636)	(40,391)

Total operating expenses	(359,595)	(337,884)	(468,639)	(71,528)

Operating loss	(288,824)	(245,314)	(352,136)	(53,747)
Interest income	10,095	21,672	17,746	2,709
Interest expense	(1,884)	(1,838)	(3,866)	(590)
Foreign exchange (loss) gain	(40,144)	114,113	(48,375)	(7,383)
Changes in fair value of financial instruments	198	11,278	5,782	883
Other (expense) income, net	(5,259)	(1,724)	1,926	294

Loss before income taxes	(325,818)	(101,813)	(378,923)	(57,834)
Income tax expense	(5,829)	(3,345)	(3,286)	(502)

Net loss	(331,647)	(105,158)	(382,209)	(58,336)
Less: net (loss) income attributable to noncontrolling interests	(306)	54	255	39

Net loss attributable to Kingsoft Cloud Holdings Limited	(331,341)	(105,212)	(382,464)	(58,375)
Accretion to redemption value of redeemable convertible preferred shares	(19,768)	—	—	—

Net loss attributable to ordinary shareholders	(351,109)	(105,212)	(382,464)	(58,375)

Net loss per share:
Basic and diluted	(0.39)	(0.03)	(0.11)	(0.02)
Shares used in the net loss per share computation:
Basic and diluted	898,305,836	3,299,623,515	3,343,336,997	3,343,336,997
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	51,349	(327,654)	70,773	10,802

Comprehensive loss	(280,298)	(432,812)	(311,436)	(47,534)
Less: Comprehensive (loss) income attributable to noncontrolling interests	(306)	54	255	39

Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(279,992)	(432,866)	(311,691)	(47,573)
Accretion to redemption value of redeemable convertible preferred shares	(19,768)	—	—	—

Comprehensive loss attributable to ordinary shareholders	(299,760)	(432,866)	(311,691)	(47,573)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	March 31, 2020	Dec 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
Gross profit	70,771	92,570	116,503	17,781
Adjustments:
– Share-based compensation expenses	3,426	2,321	5,499	839
Adjusted gross profit	74,197	94,891	122,002	18,620

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	March 31, 2020	Dec 31, 2020	March 31, 2021
Gross margin	5.1%	4.8%	6.4%
Adjusted gross margin	5.3%	4.9%	6.7%

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	March 31, 2020	Dec 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
Net Loss	(331,647)	(105,158)	(382,209)	(58,336)
Adjustments:
– Share-based compensation expenses	43,084	54,543	123,113	18,790
– Foreign exchange loss (gain)	40,144	(114,113)	48,375	7,383
– Changes in fair value of financial instruments	(198)	(11,278)	(5,782)	(883)
– Other expense (income), net	5,259	1,724	(1,926)	(294)
Adjusted net loss	(243,358)	(174,282)	(218,429)	(33,340)
Adjustments:
– Interest income	(10,095)	(21,672)	(17,746)	(2,709)
– Interest expense	1,884	1,838	3,866	590
– Income tax expense	5,829	3,345	3,286	502
– Depreciation and amortization	206,362	173,250	180,466	27,544
Adjusted EBITDA	(39,378)	(17,521)	(48,557)	(7,413)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	March 31, 2020	Dec 31, 2020	March 31, 2021
Net loss margin	-23.8%	-5.5%	-21.1%
Adjusted net loss margin	-17.5%	-9.1%	-12.0%
Adjusted EBITDA Margin	-2.8%	-0.9%	-2.7%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended
	March 31, 2020	Dec 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
Net cash generated from (used in) operating activities	93,887	(278,242)	(497,151)	(75,880)
Net cash used in investing activities	(294,953)	(308,729)	(238,180)	(36,353)
Net cash generated from financing activities	138,900	208,211	98,854	15,088
Effect of exchange rate changes on cash and cash equivalents	8,775	(63,069)	5,251	801
Net decrease in cash and cash equivalents	(62,166)	(378,760)	(636,477)	(97,145)
Cash and cash equivalents at beginning of period	2,023,263	3,866,503	3,424,674	522,707
Cash and cash equivalents at end of period	1,969,872	3,424,674	2,793,448	426,363